Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Six Months Ended March 31, 2005	Twelve Months Ended March 31, 2005
	Actual	Actual
Operating Revenues	$124,564,665	$299,051,895

Operating Expenses:
Purchased Gas	119,240,503	287,909,167
Purchased Electric	--	(577)
Operation	1,120,260	3,832,062
Depreciation, Depletion
& Amortization	22,169	89,633
Franchise & Other Taxes	24,900	188,863

	120,407,832	292,019,148

Operating Income	4,156,833	7,032,747

Interest Income	216,970	829,673
Interest Expense	2,704	(95)

Net Income Before Taxes	4,371,099	7,862,515

Income Taxes:
Federal	1,316,941	1,849,632
State	330,822	464,533
Deferred	111,814	998,424

	1,759,577	3,312,589

Net Income	$2,611,522	$4,549,926